June 10, 2016

VIA EDGAR

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Mailstop 3233
Washington, D.C. 20549

Re:  Apple Hospitality REIT, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2015
 Filed February 25, 2016
 File No. 001-37389

This letter is being submitted on behalf of Apple Hospitality REIT, Inc. ("the Company") in response to comments from the staff of the Office of Real Estate and Commodities of the Securities and Exchange Commission (the "Commission") dated June 2, 2016.  The letter repeats the comments from your letter in bold together with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparable Operating Results, page 41

1.
We note your disclosure that your Comparable Hotels metrics ADR, Occupancy % and RevPAR include results of hotels acquired for periods prior to ownership, and for dispositions, results have been excluded for the Company's period of ownership. In future filings please include a balanced disclosure of those metrics without the referenced adjustments.  Describe the source of pre-acquisition results and any adjustments made to those results and consider disclosing whether the pre-acquisition results were audited or reviewed by the company's auditors.

The Company will provide in future filings consolidated ADR, Occupancy % and RevPAR results for the Company's hotels for the periods owned.  Additionally, the Company will further define Comparable Hotels to indicate that the source of the results prior to the Company's ownership is information provided by the properties' prior owners at the time of the acquisition of such properties and state that the information is not audited, either for the periods owned or prior to ownership by the Company.

Form 8-K filed February 25, 2016
Exhibit 99

2.
The above comments also apply to your presentation of Comparable Hotels metrics ADR, Occupancy % and RevPAR in your Earnings Releases. With respect to your presentation of Comparable Hotels Adjusted Hotel EBITDA and Comparable Hotels Total Revenue, please describe in future filings the source of pre-acquisition results and any adjustments made to those results and consider disclosing whether the pre-acquisition results were audited or reviewed by the company's auditors.

In future filings the Company will further define Comparable Hotels to indicate that the source of the results prior to the Company's ownership is information provided by the properties' prior owners at the time of the acquisition of such properties and state that the information is not audited, either for the periods owned or prior to ownership by the Company.

3.
We note your reconciliation of adjusted hotel EBITDA on page 11. This appears to be comparable adjusted hotel EBITDA. Please tell us the nature of the general and administrative expense adjustment. If this represents pre-acquisition results of hotels acquired during the period and removal of EBITDA related to hotels sold during the period please label as such and present two separate adjustments. Also, tell us why this measure is useful and footnote the adjustments with detailed explanations.

Page 11 reflects actual adjusted hotel EBITDA.  Comparable adjusted hotel EBITDA is presented on pages 7 and 8 along with a breakout of EBITDA prior to acquisition for properties acquired and the removal of EBITDA for hotels sold.  The general and administrative expense adjustment represents the Company's actual general and administrative expense for the periods noted and as included in the Company's statements of operations on page 6.  The purpose of this metric is to isolate the property-level operational performance over which the Company's hotel operators have direct control by excluding the effect of corporate-level expenses.  The Company believes this information is beneficial and is used by management to measure the performance of the Company's hotels and effectiveness of the operators of the hotels.  In future filings the Company will include the following with the explanation of the reconciliation:

The Company further excludes actual corporate-level general and administrative expense for the Company from Adjusted EBITDA (Adjusted Hotel EBITDA) to isolate property-level operational performance over which the Company's hotel operators have direct control.  The Company believes Adjusted Hotel EBITDA provides useful supplemental information to investors regarding operating performance, and is used by management to measure the performance of the Company's hotels and effectiveness of the operators of the hotels.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Please let me know if you have any questions or if we can provide additional information.  My direct number is (804) 727-6330.

Sincerely,

Apple Hospitality REIT, Inc.

 By: /s/ Bryan Peery
 Bryan Peery
 Chief Financial Officer

Cc:   Jorge L. Bonilla
Paul Manca - Hogan Lovells
Justin Knight
David Buckley